May 29, 2019

John Schroer
Chief Financial Officer
Translate Bio, Inc.
29 Hartwell Avenue
Lexington, MA 02421

       Re: Translate Bio, Inc.
           Registration Statement on Form S-1
           Filed May 24, 2019
           File No. 333-231743

Dear Mr. Schroer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance